UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

      Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information

      1. Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

      [  ]  MERGER
      [X ]  LIQUIDATION
      [  ]  ABANDONMENT OF REGISTRATION
      [  ]  Election of status as a BUSINESS DEVELOPMENT COMPANY

      2. Name of fund:

         IPC FUNDS (THE DIFFERENT SERIES OF WHICH ARE WWW INTERNET FUND, GROWTH FLEX FUND, AND MARKET OPPORTUNITIES FUND)

      3. Securities and Exchange Commission File No.: 811-07585

      4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X]  Initial Application           [  ]  Amendment

      5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         NONE

      6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         DAVID S. GOLDSTEIN
         SUTHERLAND ASBILL & BRENNAN
         1275 PENNSYLVANIA AVENUE, NW
         WASHINGTON, DC 20004
         PHONE:  202-383-0606

      7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

         INFOSTORE RECORDS CENTER
         1200 EAST GRANGER ROAD
         BROADVIEW HEIGHTS, OH 44131
         (216) 749-4636

      8. Classification of fund (check only one):

         [X] Management company;

         [  ]  Unit Investment trust; or

         [  ]  Face-amount certificate company.

      9. Subclassification if the fund is a management company (check only one):

          [X] Open-end [ ] Closed-end

      10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         OHIO

      11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         IPC ADVISORS, INC.
         131 PROSPEROUS PLACE, SUITE 17
         LEXINGTON, KENTUCKY  40509

      12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         INTERACTIVE PLANNING CORP.
         131 PROSPEROUS PLACE, SUITE 17
         LEXINGTON, KENTUCKY  40509

      13. If the fund is a unit investment trust ("UIT") provide:

          (a) Depositor's name(s) and address(es):

          (b) Trustee's name(s) and address(es):

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [  ]  Yes                          [X]  No

          If Yes, for each UIT state:

          Name(s):

          File No.: 811-

          Business Address:

      15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes [ ] No

         If Yes, state the date on which the board vote took place:

         AUGUST 16, 2004

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [  ]  Yes                          [X]  No

         If Yes, state the date on which the shareholder vote took place:

         N/A

         If No, explain:

          UNDER  THE  DECLARATION  OF  TRUST,   SHAREHOLDER   APPROVAL  WAS  NOT
          NECESSARY. SECTION 5 OF ARTICLE IX OF THE AMENDED AND RESTATED DECLARATION OF TRUST OF IPC FUNDS PROVIDES IN PERTINENT PART: "THE TRUST MAY BE TERMINATED AT ANY TIME BY VOTE OF SHAREHOLDERS HOLDING AT LEAST A MAJORITY OF THE SHARES OF EACH SERIES ENTITLED TO VOTE OR BY THE TRUSTEES BY WRITTEN NOTICE TO THE SHAREHOLDERS. ANY SERIES OF SHARES MAY BE TERMINATED AT ANY TIME BY VOTE OF SHAREHOLDERS HOLDING AT LEAST A MAJORITY OF THE SHARES OF SUCH SERIES ENTITLED TO VOTE OR BY THE TRUSTEES BY WRITTEN NOTICE TO THE SHAREHOLDERS OF SUCH SERIES." SHAREHOLDERS WERE PROVIDED WITH WRITTEN NOTICE OF THE LIQUIDATION IN THE FORM OF A PROSPECTUS SUPPLEMENT.

II.   DISTRIBUTION TO SHAREHOLDERS

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

          WITH RESPECT TO THE MARKET OPPORTUNITIES FUND, DISTRIBUTIONS WERE MADE ON OR ABOUT AUGUST 17, 2004. WITH RESPECT TO THE WWW INTERNET FUND AND THE GROWTH FLEX FUND, DISTRIBUTIONS WERE MADE ON OR ABOUT AUGUST 17, 2004 AND NOVEMBER 15, 2004.

         (b) Were the distributions made on the basis of net assets?

                        [X] Yes [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                        [X] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:

             Were any distributions to shareholders made in kind?

                 [  ]  Yes                 [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

      17. Closed-end funds only:

          Has the fund issued senior securities?

                  [  ]  Yes                 [  ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

      18. Has the fund distributed all of its assets to the fund's shareholders?

         [X]  Yes          [  ]  No

          Subject to the fund's reservation of cash (held by the fund's custodian, U.S. Bank) to pay expenses of liquidation and other accrued expenses, all other assets of the fund have been distributed.

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]  Yes                          [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

      20. Does the fund have any assets as of the date this form is filed?

         (See question 18 above)

         [X] Yes [ ] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         CASH - $21,467.64

         (b) Why has the fund retained the remaining assets?

          THE REMAINING CASH IS BEING RETAINED TO PAY FOR OUTSTANDING ACCRUED AND ANTICIPATED EXPENSES. THE FUND DOES NOT CONTEMPLATE THAT THERE WILL BE ANY REMAINING ASSETS AFTER THE PAYMENT OF ALL APPLICABLE FUND EXPENSES. IN THE EVENT THAT THERE ARE ANY REMAINING ASSETS FOLLOWING THE PAYMENT OF THESE EXPENSES, THE REMAINING ASSETS WOULD BE DISTRIBUTED TO FORMER SHAREHOLDERS, PROVIDED SUCH AGGREGATE AMOUNT EXCEEDS THE AGGREGATE ADDITIONAL EXPENSES THAT WOULD BE INCURRED BY THE FUND TO MAKE THESE DISTRIBUTIONS.

         (c) Will the remaining assets be invested in securities?

         [  ]  Yes                          [X]  No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X] Yes [ ] No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

                                                               AMOUNT
          LEGAL EXPENSES                                       $  13,000.00
          TAX RETURN PREPARATION FEES                          $   6,500.00

          TOTAL                                                $  19,500.00
          -----

         (a) How does the fund intend to pay these outstanding debts or other liabilities?

         CASH RESERVE

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22. (a) List the expenses incurred in connection with the Merger or
Liquidation:

            (i) Legal expenses; $544,301.62

            (ii) Accounting expenses; $78,271.73

            (iii) Other expenses (list and identify separately):

                    INSURANCE;                                       $100,624.00
                    TRANSFER AGENCY;                                  $84,300.00
                    FEES TO FINANCIAL PRINTER;                         $3,543.50
                    TAX PREP;                                         $11,500.00
                    ESCHEATMENT SERVICES;                             $52,225.32
                    TAXES;                                            $11,007.00
                    RECORD STORAGE;                                    $9,769.35
                    MISCELLANEOUS (E.G., BANK FEES,
                    NSCC FEES, PAYMENTS TO BROKERS,
                    LOAN INTEREST)                                    $33,630.03

             (iv)   Total expenses (sum of lines (i)-(iii) above):   $929,172.55

                    SEE EXHIBIT A FOR MORE INFORMATION.

         (b) How were those expenses allocated?

                    THE EXPENSES WERE ALLOCATED ON THE BASIS OF NET ASSETS OF THE SERIES OF THE FUND EXCEPT WHERE A PARTICULAR EXPENSE RELATED SOLELY TO A SPECIFIC SERIES, IN WHICH CASE THE EXPENSE WAS ALLOCATED TO THE SERIES.

         (c) Who paid those expenses?

             THE FUND PAID THE EXPENSES INCURRED IN CONNECTION WITH THE LIQUIDATION.

         (d) How did the fund pay for unamortized expenses (if any)?

              N/A

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [  ]  Yes                          [X]  No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

      24. Is the fund a party to any litigation or administrative proceeding?

         [  ]  Yes                          [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]  Yes                          [X]  No

         If Yes, describe the nature and extent of those activities:

VI:      MERGERS ONLY

      26. (a) State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of IPC FUNDS, (ii) he is a TRUSTEE of IPC FUNDS, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


          Signature:               /s/ Robert C. Thurmond
                          ------------------------------------------------------
                                              ROBERT C. THURMOND, TRUSTEE

          Date:                    May 6, 2009
                          ------------------------------------------------------

1


                                    EXHIBIT A

                                    IPC FUNDS

                       LIQUIDATION AND WINDING-UP EXPENSES

         The Trust and its three series were liquidated over a period of approximately four months (August through November 2004) with distributions of proceeds to shareholders on August 17, 2004 and November 15, 2004. Expenses incurred during this period include those directly related to liquidating Trust assets and distributing the same to shareholders, as well as operating expenses incurred in the ordinary course of business and as a result of the winding-up of the Trust. Expenses subsequent to December 1, 2004 are expenses in connection with winding-up the Trust and may not, strictly speaking, be liquidation expenses. In fact, the expenses incurred subsequent to December 1, 2004 are principally ones arising from the type of winding up activities often undertaken by a liquidating trust, where such trust is used to facilitate the winding up of an open-end management investment company. For the Trust, these included:

     o    Sale of illiquid securities held by the Trust.

     o Evaluation of possible legal claims the Trust may have had against one or more parties.

     o Collection of proceeds from settlement of class-action lawsuits against issuers of securities held by the Trust.

     o Responding to inquiries from the Commission's staff in connection with the examination of the books and records of the Trust and of its former investment adviser, distributor and transfer agent.

     o Responding to inquiries from former shareholders who misplaced their liquidation proceeds checks.

     o Finding and retaining a new transfer agent for the Trust when the prior transfer agent ceased functioning to manage the process of finding "lost" former shareholders who never deposited their liquidation checks and possibly arranging escheatment of their distributions if necessary.

     o Making arrangements for long-term storage of the Trust's books and records and preparing and filing an application with the Commission for approval of a related document destruction plan.

     o    Preparation and filing of Form N-SARs.

     o    Preparation and filing of federal tax returns.

Because it is difficult to distinguish liquidation expenses from certain of the other expenses, the Trust has included all of its expenses from August 1, 2004 to the present in response to item 22.

The liquidation and winding-up of the Trust can be divided into two distinct periods: August 1, 2004 - December 31, 2004 ("Period 1"); and January 1, 2005 to the present ("Period 2"). During Period 1, the Trust's affairs were carried out by its investment adviser and its administrator with oversight from the Trust's board of trustees. At the end of 2004, the investment advisory agreement was terminated and the investment adviser and the Trust's administrator ceased functioning. During Period 2, the independent trustees and their independent counsel (and the Trust's counsel until the end of 2006) have been winding-up the Trust and managing its affairs, including the preparation and filing of this Form N-8F. Expense data shown below for Period 1 is based on spread-sheets provided by the Trust's investment adviser and administrator during this period indicating expense accruals over the period, as well as bank statements for November and December 2004. The independent trustees and their independent counsel believe that these figures are substantially correct, however, it has not been possible for either the trustees or their counsel to reconcile this data with the Trust's financial records. As a result, expenses for Period 1 are estimates. Expense data for Period 2 is based on invoices received and paid and corresponding bank statements during this period and are not estimates.

PERIOD 1 -- AUGUST 2004 - DECEMBER 2004

Legal Fees:                                 $  156,632.88
Insurance:                                  $   99,225.00
Fund Administration/Accounting:             $   63,424.93
Transfer Agency:                            $   84,300.00
Auditors/consultants:                       $   14,500.00
Miscellaneous:                              $   29,438.69
(bank fees, NSCC fees, payments to brokers, loan interest, etc.)

Total:                                      $  447,521.50

PERIOD 2 - JANUARY 2005 - APRIL 2009

Legal Fees:                                 $   387,668.74
Fund Administration/Accounting:             $       346.80
Fees to Financial Printer:                  $     3,543.50
Bank Fees:                                  $      4191.34
Insurance:                                  $     1,399.00
Tax Preparation:                            $    11,500.00
Escheatment Services:                       $    52,225.32
Taxes:                                      $    11,007.00
Record Storage:                             $     9,769.35

Total:                                      $   481,651.05

OVERALL - AUGUST 2004 - APRIL 2009
TOTAL:                                      $   929,172.55

LEGAL:                                      $   544,301.62
ACCOUNTING EXPENSES:                        $    78,271.73
OTHER:
         INSURANCE:                         $   100,624.00
         TRANSFER AGENCY:                   $    84,300.00
         FEES TO FINANCIAL PRINTER:         $     3,543.50
         TAX PREPARATION:                   $    11,500.00
         ESCHEATMENT SERVICES:              $    52,225.32
         TAXES:                             $    11,007.00
         RECORD STORAGE:                    $     9,769.35
         MISCELLANEOUS:                     $    33,630.03
         (BANK FEES, NSCC FEES, PAYMENTS TO BROKERS, LOAN INTEREST, ETC.)